CERTIFICATE OF AMENDMENT TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
SUPER MICRO COMPUTER, INC.

Super Micro Computer, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify that:

FIRST: The first paragraph of Article FOURTH of the Amended and Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:

“The Corporation is authorized to issue two classes of stock to be designated, respectively, “Preferred Stock” and “Common Stock.” The total number of shares of Common Stock the Corporation shall have authority to issue is 1,000,000,000, $0.001 par value per share, and the total number of shares of Preferred Stock the Corporation shall have authority to issue is 10,000,000, $0.001 par value per share. The shares of Preferred Stock shall initially be undesignated and may be issued from time to time in one or more additional series. At the Effective Time, each issued share of the Corporation’s Common Stock shall be subdivided into ten (10) validly issued, fully paid and non-assessable shares of Common Stock reflecting a ten (10) for one (1) stock split (the “Stock Split”). The Stock Split shall occur without any further action on the part of the Corporation or the holders of shares of Common Stock and whether or not certificates representing such holders’ shares prior to the Stock Split are surrendered for cancellation.”

SECOND: The said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

THIRD: This Certificate of Amendment shall become effective at 5:00 p.m., Eastern Time, on September 30, 2024 (the “Effective Time”).

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed on this 30th day of September, 2024.

By:
_/s/ Charles Liang_____________
Name: Charles Liang
Title: President, Chief Executive Officer and
Chairman of the Board of Directors